UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V Pharmaceutical Company

One Corporate Woods Drive

Bridgeton, MO 63044

K-V PHARMACEUTICAL RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2011

Report of Independent Registered Public Accounting Firm

To the Participants of the K-V Pharmaceutical Retirement Savings Plan and The Board of Directors of K-V Pharmaceutical Company

We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Retirement Savings Plan as of March 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Retirement Savings Plan as of March 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

September 26, 2011

St. Louis, Missouri

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

Years ended March 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value (Note 4):
Mutual funds	33,507,210	36,040,134
Common stock	8,205,597	2,256,246
Interest in collective trusts	5,309,823	5,425,984

Total Investments	47,022,630	43,722,364

Receivables:
Company contributions	60,254	132,549
Participant contributions	19,291	162,286
Notes receivable from participants	495,947	923,608

Total Receivables	575,492	1,218,443

LIABILITIES
Excess contributions payable	-	(94,126)

Total Liabilities	-	(94,126)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	47,598,122	44,846,681

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(87,198)	(32,866)

NET ASSETS AVAILABLE FOR BENEFITS	$47,510,924	$44,813,815

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended March 31, 2011 and 2010

	2011	2010
Additions:
Contributions and other additions:
Employer contributions	$409,528	$1,183,538
Participant contributions	1,574,802	3,512,481
Participant rollover contributions	73,342	313,036
Interest on notes receivable from participants	31,657	60,275

Total contributions and other additions	2,089,329	5,069,330

Investment income:
Interest and dividends	510,490	482,645
Net realized and unrealized appreciation in fair value of investments	12,659,786	12,943,549

Total investment gain	13,170,276	13,426,194

Total additions	15,259,605	18,495,524

Deductions:
Benefits paid to participants	12,535,932	10,971,250
Excess contributions	20,698	94,126
Administrative and other expenses	5,866	7,520

Total deductions	12,562,496	11,072,896

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,697,109	7,422,628
Net assets available for benefits, beginning of year	44,813,815	37,391,187

Net assets available for benefits, end of year	$47,510,924	$44,813,815

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

1. Description of Plan

The following description of the K-V Pharmaceutical Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, Nesher Pharmaceuticals, Inc., ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as “the Company”). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (“the Trustee”).

Participation

Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the profit sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

Contributions

Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant. The Company suspended the match for the 401(k) contributions effective October 2010. The contributions were reinstated in July 2011.

The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. There were no discretionary contributions authorized by the board of directors of the Company in 2011 and 2010.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Vesting

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of the Company’s matching contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 3 years of service and 100% if 3 or more years of service.

Forfeitures

Forfeitures are held in a forfeiture account until allocated by the plan administrator. These amounts may be used to pay administrative expenses of the Plan, reduce future Company matching contributions, and fund the Company’s discretionary profit sharing contribution to eligible participants. At March 31, 2011 and March 31, 2010, forfeited nonvested accounts totaled $198,715 and $143,657, respectively. The amounts forfeited were $116,365 and $75,424 in 2011 and 2010, respectively.

Payment of Benefits

Upon termination, retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participant’s account or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed five years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred. Participant’s vested profit sharing balances in excess of $1,500 will be distributed after the close of the fifth Plan year following the Plan year in which the break-in-service occurred.

Notes Receivable from Participants

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime (3.25% at March 31, 2011) plus 0.5% on the day the loan was granted. Interest income on the loan fund is included as interest income in the participant’s fund account based on their elected loan allocation.

Plan Member Accounts

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the allocation of (a) the Company’s profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan’s Fidelity Stable Value Fund is included in the financial statements at the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from the fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Administrative Expenses

Certain administrative expenses, in excess of forfeitures, are paid by the Company.

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”).This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted ASU 2010-06 for the year ended March 31, 2011 except for the provisions that are not effective until the year ending March 31, 2012. The Plan is currently evaluating the impact of the provisions of ASU 2010-06 that are not effective until the year ending March 31, 2012 on its financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). The objective of this update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. ASU 2010-25 should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 for the year ended March 31, 2011 and applied the guidance retrospectively as required.

3. Risks and Uncertainties

The Plan provides for investment in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. Investments

Participants may direct their contributions and employer matching contributions into one or any combination of thirty investment options offered by the Plan.

Investments that represent 5% or more of the Plan’s net assets at March 31 are presented in the following table:

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

	2011		2010
K-V Pharmaceutical Company Common Stock—Class A	$7,827,726		Less than 5%
Fidelity Advisor Stable Value Fund Portfolio II	5,222,625	*	5,393,118 *
Fidelity Advisor Dividend Growth Fund	4,351,362		4,528,797
Fidelity Advisor Intermediate Bond Fund	2,809,794		3,232,329
Fidelity Advisor Equity Growth Fund	2,582,495		2,871,494
OUBV Hartford Mid Cap Fund	2,507,220		Less than 5%
Fidelity Advisor Small Cap Fund	2,455,559		2,651,281

*	This amount represents contract value for this investment.

Investments in K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31 were as follows (in shares):

	2011	2010
K-V Pharmaceutical Company Common Stock—Class A	2,229,271	2,006,505
K-V Pharmaceutical Company Common Stock—Class B	95,898	110,555

During 2011 and 2010, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2011	2010
Common stock	$8,446,631	$472,513
Mutual funds	4,213,155	12,471,036

	$12,659,786	$12,943,549

5. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

•	Level 2

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Collective trust fund: Valued at net asset value at year-end, based on the fair value of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2011 and 2010:

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Description	Balance 3/31/2011	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Large cap funds	$12,202,177	$12,202,177	$—	$—
Target-date funds	4,586,527	4,586,527	—	—
International funds	3,552,676	3,552,676	—	—
Specialty funds	3,388,605	3,388,605	—	—
Bond investments	3,843,805	3,843,805	—	—
Small cap funds	3,075,503	3,075,503	—	—
Mid-cap funds	2,507,220	2,507,220	—	—
Other	350,697	350,697	—	—

	33,507,210	33,507,210	—	—
Common Stock	8,205,597	8,205,597	—	—
Interest in Collective Trust	5,309,823	—	5,309,823	—

Total	$47,022,630	$41,712,807	$5,309,823	$—

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Description	Balance 3/31/2010	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Large cap funds	$13,112,050	13,112,050	$—	$—
Target-date funds	4,591,002	4,591,002	—	—
International funds	4,113,595	4,113,595	—	—
Specialty funds	3,865,999	3,865,999	—	—
Bond investments	3,782,617	3,782,617	—	—
Small cap funds	3,431,462	3,431,462	—	—
Mid-cap funds	2,735,759	2,735,759	—	—
Other	407,650	407,650	—	—

	36,040,134	36,040,134	—	—
Common Stock	2,256,246	2,256,246	—	—
Interest in Collective Trust	5,425,984	—	5,425,984	—

Total	$43,722,364	$38,296,380	$5,425,984	$—

6. Tax Status

The IRS has determined and informed the Company by a letter dated October 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2011, there are no uncertain positions taken or expected to be taken that would require

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Distribution of Assets Upon Termination of the Plan

The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

On February 5, 2009, the Company commenced a substantial reduction of its workforce as part of an ongoing realignment of the Company’s cost structure that was necessitated by product recalls and the requirements under the U.S. Food and Drug Administration (the “FDA”) consent decree. Headcount was reduced by more than 40%, and this action triggered a partial termination of the Plan in the Plan year ended March 31, 2009. Under the partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of February 6, 2009 automatically became 100% vested in the Plan.

The Plan was liable for the cost to reinstate accounts that had already been paid out, prior to March 31, 2009 and subsequent to February 6, 2009, at less than 100% of their nonvested account balances. As of March 31, 2009, the reinstatement payable that the Plan recorded was $72,159. This amount was also recorded as an employer contribution receivable, as the Company was liable to the Plan for the reinstatement cost.

On March 30, 2010, the Company committed to a plan to further reduce its workforce as part of its efforts to manage its cash and financial resources while it continues working with the FDA to return its approved products to market. On March 31, 2010, the Company implemented such plan. Headcount was reduced by more than 40%, and this action triggered another partial termination of the Plan in the current year. Under the partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of March 31, 2010 automatically became 100% vested in the Plan. Future contributions for active employees as of this date will also be 100% vested. The employees hired subsequent to March 31, 2010 will be subject to the regular vesting schedule as described in Note 1.

On February 25, 2011, the Company further reduced its workforce as part of our efforts to conserve our cash and financial resources while we continue working with the FDA to return

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

approved products to market. Headcount was reduced by less than 40%, and this action did not trigger a partial termination of the Plan in the Plan year ended March 31, 2011.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds and a collective trust managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as related party transactions.

9. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the Plan net assets available for benefits and contributions to the related Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$47,510,924	$44,813,815
Adjustment from fair value to contract value	87,198	32,866
Current year contribution receivables	(60,254)	—

Net assets available for benefits per the Form 5500	$47,537,868	$44,846,681

The following is a reconciliation of the changes in net assets available for benefits to the related Form 5500 at March 31, 2011:

Net increase in net assets available for benefits per the financial statements	$2,697,109
Add: Adjustment from fair value to contract value at March 31, 2011	87,198
Less: Adjustment from fair value to contract value at March 31, 2010	(32,866)
Less: Current year contribution receivables at March 31, 2010	(60,254)

Net increase in net assets available for benefits per the Form 5500	2,691,187

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2011

Supplemental Schedule

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

EIN # 43-0618919                                              PLAN 002

Schedule of Assets Held For Investment Purposes at End of Year

Form 5500 – Schedule H – Line 4i

March 31, 2011

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral, par or maturity value	Cost	Current Value March 31, 2011
*	Fidelity Advisor Dividend Growth Fund	Mutual fund	**	$4,351,362
*	K-V Pharmaceutical Company Class A Common Stock	Common stock	**	7,827,726
*	K-V Pharmaceutical Company Class B Common Stock	Common stock	**	377,871
*	Fidelity Advisor Stable Value Fund Portfolio II	Interest in collective trusts	**	5,309,823
*	Fidelity Advisor Intermediate Bond Fund	Mutual fund	**	2,809,794
	JP Morgan Small Cap Value Fund A	Mutual fund	**	619,944
	JP Morgan Equity Index Fund	Mutual fund	**	2,325,582
*	Fidelity Advisor Equity Growth Fund	Mutual fund	**	2,582,495
	T Rowe Price Growth Stock R	Mutual fund	**	1,191,799
*	Fidelity Advisor Technology Fund	Mutual fund	**	1,736,758
*	Fidelity Advisor Financial Services Fund	Mutual fund	**	551,834
	ABF Large Cap Fund	Mutual fund	**	1,750,938
	Hartford Mid Cap Fund	Mutual fund	**	2,507,220
*	Fidelity Advisor Small Cap Fund	Mutual fund	**	2,455,559
	BlackRock International Opportunities A	Mutual fund	**	1,768,491
*	Fidelity Advisor Health Care Fund	Mutual fund	**	1,100,013
*	Fidelity Advisor Freedom Income Fund	Mutual fund	**	72,361
*	Fidelity Advisor Freedom Fund 2010	Mutual fund	**	89,913
*	Fidelity Advisor Freedom Fund 2020	Mutual fund	**	1,241,616
*	Fidelity Advisor Freedom Fund 2030	Mutual fund	**	887,288
*	Fidelity Advisor Freedom Fund 2040	Mutual fund	**	794,888
*	Fidelity Advisor Freedom Fund 2005	Mutual fund	**	24,557
*	Fidelity Advisor Freedom Fund 2015	Mutual fund	**	182,900
*	Fidelity Advisor Freedom Fund 2025	Mutual fund	**	652,788
*	Fidelity Advisor Freedom Fund 2035	Mutual fund	**	556,615
*	Fidelity Advisor Freedom Fund 2045	Mutual fund	**	118,555
*	Fidelity Advisor Freedom Fund 2050	Mutual fund	**	37,407
*	Fidelity International Discovery A	Mutual fund	**	1,784,184
	PIMCO Pimco Total Return Fund A	Mutual fund	**	1,034,012
	Thomburg International Thomburg Intlval R3 Fund	Mutual fund	**	278,336
*	Participant Loans (interest rate of prime plus 0.5% maturing through 2016)	Interest rate of 3.75% to 5.25%	**	495,947

				$47,518,577

*	Indicates a party-in-interest as defined by ERISA.
**	Represents participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Date: September 26, 2011	By:	/s/ Thomas S. McHugh
Thomas S. McHugh Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.